SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
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FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of
July 2010

Commission File Number: 001-32618

Ituran Location and Control Ltd.
(Exact name of Registrant as specified in its Charter)

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3 Hashikma Street, Azour 58001, Israel
(Address of Registrant’s principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______

On July 13 2010, the State Revenue Services of São Paulo issued a tax deficiency notice against our subsidiary in Brazil, Ituran Sistemas de Monitoramento Ltda., claiming that the vehicle tracking and monitoring services provided by our subsidiary should be classified as telecommunication services and therefore subject to the imposition of State Value Added Tax – ICMS, resulting in an imposition of 25% state value added tax on all revenues of our subsidiary during the period between August 2005 and December 2007. The tax deficiency notice is in the amount of R$36,499,984 (approximately US$20.5 million) plus interest in the amount of R$21,325,647 (approximately US$12 million) and penalties in the amount of R$66,143,446 (approximately US$37 million). The penalties may be drastically reduced if payment is affected within a specified period of time.

We received a legal opinion from a prominent law firm in Brazil that the merits of the case are overwhelmingly favorable to us, determining among other things that the imposition on our subsidiary of the State Value Added Tax by the State Revenue Services of São Paulo is illegal. Based on the legal advice obtained by our subsidiary, we believe that the claim by the State Revenue Services is without merit and intend to vigorously defend ourselves against such claim. On the basis of such opinion we also do not intend to make any provisions in our consolidated financial statements in respect of the alleged tax deficiency notice and the imposition of State Value Added Tax as described above.

Eyal Sheratzky, Ituran’s Co-CEO commented, “In the coming weeks we intend to further explore the matter and evaluate the best course of action in order to resolve the matter in the best interest of the Company. Based on the initial legal opinion we received, we believe that the case has no merit. We intend to provide a more detailed update on the matter in our upcoming Q2 earning results release in August” concluded Mr. Sheratzky.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ITURAN LOCATION & CONTROL LTD.
(Registrant)

By:	/s/ Eyal Sheratzky
Name: Eyal Sheratzky
Title: Co-Chief Executive Officer

Date: July 18, 2010